UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                         (Amendment No.    1     )*
                                       ----------

             The First National Bank of West Chester t/a FIRSTNATCO
             ------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
              -----------------------------------------------------
                         (Title of Class of Securities)

                                   33749210-2
             -----------------------------------------------------
                                (CUSIP Number)



Check the following box if a fee is  being paid with this statement [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33749210-2                   13G                   Page __ of __ Pages
          ----------


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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       The First National Bank of West Chester t/a FIRSTNATCO
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)  [  ]
         (b)  [  ]

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   3   SEC USE ONLY



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   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Pennsylvania

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   NUMBER OF      5    SOLE VOTING POWER
     SHARES            268,105
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             165,477
   REPORTING      -------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             225,914
                  -------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       124,045
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   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       433,582

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  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



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  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                       18.88%

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  12   TYPE OF REPORTING PERSON*

                       BK

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                 Schedule 13G/A
                                 Amendment No. 1

         This Amendment No. 1 amends the Schedule 13G dated September 22, 1997 (the "Original Schedule 13G") of The First National Bank of West Chester t/a FIRSTNATCO with respect to the Common Stock, par value $1.00, of First West Chester Corporation, a Pennsylvania corporation and is filed in accordance with 17 C.F.R. Sec. 240.13d-2(b) to report changes in the information reported in the Original Schedule 13G as of December 31, 1997. Except as disclosed herein, there has been no change in the information reported in the Original Schedule 13G.

Item 4.  Ownership

See Items 5 through 9 and 11 of cover page.

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         This report is not an admission that the First National Bank of West Chester is the beneficial owner of any securities covered by this report, and the First National Bank of West Chester expressly disclaims beneficial ownership of all shares reported herein pursuant to Rule 13d-4.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 1998                     /s/ J. Duncan Smith
-----------------                     ------------------------------------------
      Date                                            Signature

                                        J. Duncan Smith, Treasurer
                                      ------------------------------------------
                                                      Name/Title


 February 17, 1998                      /s/ Kevin C. Quinn
------------------                    ------------------------------------------
                                                      Signature

                                        Kevin C. Quinn, Assistant Treasurer
                                      ------------------------------------------
                                                      Name/Title